August 2, 2007

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Mr. Paul W. Mobley
Chief Executive and Financial Officer
Noble Roman's, Inc.
One Virginia Avenue
Suite 800
Indianapolis, Indiana 46204

RE: Noble Romans, Inc. (the "Company")
Form 10-K for the year ended December 31, 2006
File No. 0-11104

Dear Mr. Mobley:

We have reviewed your filing and have the following comments. We think you should amend
your filings in response to these comments. If you disagree, we will consider your explanation
as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your response. In some of our comments, we may ask you to provide us with
supplemental information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with
the applicable disclosure requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects. We welcome any questions you may have
about our comments or on any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

Please respond within ten business days to confirm that such comments will be complied with,
or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the
reason thereof.

<u>Item 7.A. Quantitative and Qualitative Disclosures About Market Risk</u>

1.   We note the disclosure on page 19 indicating that the Company has concluded there is no
        material market risk exposure based on the Company's election to purchase a swap
        contract on 50% of the principal balance of its borrowings for the first two years and $3.0
        million for the following two years to fix the annual interest rate at 8.83%. As only 50%
        of the principal balance of $7,125,000 has been converted to a fixed rate through the
        swap contract, we do not concur with your conclusion. As such, please revise to provide

a discussion of your exposure to changes in interest rates in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Earnings per Share

2.   Please revise the notes to your audited and interim financial statements to include all of the disclosures required by paragraph 40(a), (b) and (c) of SFAS No.128.

Note 2-Notes Payable, page 25

3.   Supplementally advise us and expand your disclosure to describe in further detail your accounting for the various transactions associated with the Summitbridge National Investments Settlement Agreement. As part of your response and your revised disclosure, please address each of the following matters:

- Please explain in detail how you calculated or determined the $2,800,830 gain recognized on this transaction during 2005. Your response should clearly explain how the shares of Noble Roman common and no-yield preferred shares, and the warrants to acquire 385,000 shares at an exercise price of $.01 per share, that were reacquired as part of this transaction, were valued or considered in determining the gain recognized. Also, explain how the $3 conversion price used to convert the preferred shares reacquired into common shares as described in Note 6 was determined and indicate whether this conversion price represented a beneficial conversion feature.

- Explain the relevant technical accounting literature that was applied in accounting for this transaction. Your response and your revised disclosure should clearly explain whether this "settlement arrangement" was a troubled debt restructuring that was accounted for pursuant to SFAS No.15.

- Please indicate whether Summit was a principal shareholder of the Company at the time of the settlement transaction and explain your basis for your conclusion. Please note that if Summit was a principal shareholder, it appears that the gain on this transaction should not be reflected in operations but should be accounted for as a capital transaction in accordance with footnote 1 to paragraph 20 of APB 26.

- Explain why the previous holders of the Company's subordinated debentures agreed to convert their $2,040,000 of 8% subordinated debentures into converted preferred stock with an aggregate liquidation value of $2,040,000 and indicate whether a gain or loss was recognized in connection with the conversion. Also, please explain how the conversion price for the preferred stock of $2.25 per share was determined and indicate whether this preferred stock provided for a beneficial conversion feature.

Note 3. Royalties and Fees

4.   We note the disclosure in Note 3 indicating that royalties and fees for 2006 include approximately $707,000 for the sale of area development agreements. We also note that revenues from area development agreements were recognized during the quarter ended March 31, 2007. Please tell us and clarify in your accounting policy disclosures, how your revenue recognition for fees associated with area development agreements complies with the guidance outlined in paragraphs 8 and 9 of SFAS No.45. Also, please revise the notes to your financial statements include all of the disclosures required by paragraph 23 of SFAS No.45.

Note 6. Common Stock

5.   We note that your audited financial statements do not include all of the disclosures required by SFAS No.123R with respect to stock options granted during the period presented in your financial statements. Please revise the notes to your financial statements to include all of the disclosures required by paragraphs 64, 65, and 84 of SFAS No.123R, as applicable. See also paragraph A240 in Appendix A of SFAS No.123R for required disclosures.

Other

6.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief